July 15, 2010

Mr. Larry Spirgel
Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549-0306

Re:	Cablevision Systems Corporation
CSC Holdings, LLC
Form 10-K for the year ended December 31, 2009
Form 10-Q for the fiscal quarter ended March 31, 2010
File No. 1-14764 and 1-0946

Dear Mr. Spirgel:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated June 30, 2010, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 of Cablevision Systems Corporation (“Cablevision”) and CSC Holdings, LLC (“CSC Holdings”) (Cablevision and CSC Holdings are collectively referred to as the “Company”).

Form 10-K for the year ended December 31, 2009

Critical Accounting Policies, page 53

1.                                      We note your response to comment one from our letter dated June 9, 2010.  It appears to us that you are utilizing an approach that is similar to the multi-period excess earnings model.  Further, it is unclear why you believe that such a model is appropriate when determining the fair value of your cable franchise rights.  We believe that the use of this methodology is not a valuation approach that determines the direct value of cable franchise rights.  In this regard, we note that this method fails to allow for the possibility that some amount of the residual income may be attributable to goodwill rather than solely to the cable franchise rights.  Since the cable franchise rights have indefinite lives and are therefore not considered to be a wasting asset, no portion of the income stream is left unassigned when following the multi-period excess earnings methodology, and as a result, no economic benefit can be attributed to goodwill.  Therefore, we believe that you should utilize a valuation technique, such as the Greenfield approach, to determine fair value for your cable franchise rights.  Please revise or advise.

Company Response: In response to the Commission’s Comment Letter, we corroborated the estimated fair value derived from the expected earnings methodology for our cable television franchises indefinite-lived intangible assets (“cable television franchise assets”) using a Greenfield methodology for our 2009 annual impairment test, which is an alternative direct valuation methodology that models the economic benefits of the cable television franchise assets in the absence of goodwill assets.  The Greenfield methodology produced a fair value for the Company’s cable television franchise assets that is supportive of the expected earnings cash flow methodology discussed below.

Further, as set forth in the Company’s June 9, 2010 response to Comment #1 to the June 3, 2010 Staff Comment Letter, and the Company’s response to Comment #1 to the May 7, 2009 Staff Comment Letter, the Company had a greater than 800% safety margin with respect to our cable television franchise assets when the Company performed its annual impairment test during the first quarter of 2009 utilizing the expected earnings methodology.  Safety margin represents the excess of the estimated fair values of the cable television franchise unit of accounting less their respective carrying values divided by their respective carrying values.  At the date of our annual impairment test during the first quarter of 2009, the carrying value of our cable television franchise assets was $731.8 million and the fair value utilizing the expected earnings methodology exceeded $6.6 billion.  Valuing the cable television franchise assets using the Greenfield methodology resulted in a safety margin of greater than 750% and a fair value in excess of $6.3 billion.

As described in the Company’s June 9, 2010 response to Comment #1 to the June 3, 2010 Staff Comment Letter, we use an expected earnings methodology (multi-period excess earnings model) to estimate the fair value of our cable television franchise assets.  The expected earnings cash flow modeling for cable television franchise assets directly  calculates the economic benefits (i.e., after-tax free cash flow) used to measure the fair value of these cable television franchise assets by directly identifying and isolating the future customers attributable to marketing homes passed within the franchised service area.

The modeling of the intangible assets’ economic benefits starts with the analysis and multi-period projections of the business enterprise’s customer performance, which is limited to the marketing area of the cable television franchises (i.e., homes passed within the franchised areas).  The business enterprise’s projected customer performance is comprised of two sets of customers:  customer relationship customers and cable television franchise customers.  The fair value of the customer relationships asset represents the future economic benefits derived from the provision of services to existing customers.  The fair value of the cable television franchise assets represents the future economic benefits derived from the provision of services to future customers that the cable business is able to obtain through the marketing of the homes passed within the franchised service area as well as the provision of additional services to existing customers within the franchised service area.  The identification of customers and their respective economic benefits to each of the two assets is readily determinable in the expected earnings methodology.  This methodology directly identifies each asset’s future customers based on the number of customers as of the valuation date, the historical pattern of attrition rates and the business enterprise’s projected customer performance within the cable franchises’ service area. The identification of customers to either customer relationships or cable television franchises provides the direct linkage of future economic benefits to each specific asset.

Upon the identification of revenue, expenses and capital expenditures to either customer relationship customers or cable television franchise customers, the cash flows for customer relationships and cable television franchises are calculated through the application of contributory charges for tangible assets and trademarks.  Typically for a cable business, tangible assets and trademarks are the primary other identified non-goodwill assets.  The application of these contributory charges results in the isolation of economic benefits that are directly attributable to customer relationships and cable television franchises.

The expected earnings methodology measures fair value as the present value of excess earnings attributable to the cable television franchise assets after proper returns are paid to complementary assets.  The present value analysis also incorporates a selected discount rate that incorporates a risk assessment of an asset’s future economic benefits.  This process of determining excess earnings (i.e., after-tax free cash flow) for non-goodwill assets results in after-tax free cash flows for all non-goodwill assets which when aggregated does not equal the business enterprise’s after-tax free cash flows.  A material portion of the business enterprise’s after-tax free cash flow (as measured by residual cash flow) is associated with the future economic benefits of goodwill.  A critical component of the expected earnings methodology is the identification of the goodwill after-tax free cash flow and the calculation of its associated internal rate of return.  This analysis then permits for an economic reconciliation of the assets’ valuation to the business enterprise valuation through the use of a weighted average asset return analysis.

We believe that applying the procedures summarized above results in the direct quantification of the future economic benefits of our cable television franchise assets, and that the expected earnings method is a preferred fair value methodology for valuing the cable television franchise assets since it relates to a mature cable system business.  The cash flow model utilized in the expected earnings methodology is directly linked to the cash flow model for the Company’s business enterprise valuation.  The expected earnings methodology is more representative of in-use value since the cable television franchise assets are valued with the Company’s complementary assets, as these assets existed as of the valuation date.  In addition, the expected earnings methodology provides an economic reconciliation of the expected benefits of each asset and the return requirement of each asset within the framework established by the business enterprise’s expected benefits and return requirement.

Although we believe the Greenfield methodology is an acceptable fair value methodology, the Greenfield methodology requires significant additional assumptions, which may not be as readily obtainable or that are more debatable (e.g., build costs, pure start-up investments, trends in market-driven versus scale-driven revenue and costs).

In conclusion, although we believe the expected earnings methodology provides for the best estimate of fair value for our cable television franchise assets, we believe the Greenfield methodology provides corroborative fair value evidence to the expected earnings methodology.   The Company will utilize the Greenfield methodology as corroborative evidence in the event that the safety margin with respect to our cable television franchise assets significantly deteriorates in future periods.

*              *              *              *              *              *

In responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please call Wm. Keith Harper, Senior Vice President, Controller and Principal Accounting Officer, at (516) 803-1450, or the undersigned at (516) 803-1022.

Very truly yours,

/s/ Michael P. Huseby
Michael P. Huseby
Executive Vice President and
Chief Financial Officer

cc:	Kyle Moffatt
Inessa Kessman
Ivette Leon
(Securities and Exchange Commission)

Vice Admiral John R. Ryan USN (Ret.)
(Audit Committee Chairman)

Wm. Keith Harper
(Senior Vice President, Controller and Principal Accounting Officer)

Victoria D. Salhus
(Senior Vice President, Deputy General Counsel and Secretary)

John P. Mead
(Sullivan & Cromwell LLP)

Mario R. Dell’Aera
(KPMG LLP)